Registration No. 333-114555

Filed Pursuant to Rule 424(b)(2).

AIRSPAN NETWORKS, INC.

COMMON STOCK, PAR VALUE $.0003 PER SHARE

835,000 SHARES

We may sell, from time to time, Common Stock, par value $.0003 per share (the “Common Stock”). The total number of shares of Common Stock that we may sell under this prospectus will not exceed 835,000. We may sell the Common Stock to or through underwriters, directly to investors or through agents. You should read both the prospectus and the applicable prospectus supplement, if any, carefully before you invest.

Our Common Stock is traded on the Nasdaq National Market under the symbol “AIRN”. As of October 7, 2004, the market price of the Common Stock was $6.06 per share.

Investing in the Common Stock involves risks. See “Risk Factors” on page 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is October 8, 2004

INCORPORATION OF DOCUMENTS BY REFERENCE

You should rely only on the information contained in this prospectus, including information incorporated by reference as described below, or in any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of this prospectus or such prospectus supplement or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell up to 835,000 shares of our Common Stock in one or more offerings. This prospectus provides you with a general description of our Common Stock. Each time we sell shares of Common Stock, we will describe in a supplement to this prospectus the specific terms of that offering. Please carefully read this prospectus, together with additional information referred to in “Where You Can Find More Information,” before investing in the Common Stock

We are not offering the Common Stock in any state where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of each of those documents.

AIRSPAN NETWORKS, INC.

Airspan Networks, Inc., a Washington corporation (the “Company”), is a global supplier of Broadband Wireless Access (“BWA”) equipment that allows communications service providers (often referred to as “local exchange carriers,” or simply telephone companies), internet service providers (often referred to as “ISPs”) and other telecommunications users, such as utilities and enterprises, to cost effectively deliver high-speed data and voice services using radio frequencies rather than wires. The Company calls this transmission method “Wireless Broadband”. The primary market for the Company’s systems is a subset of the fixed wireless access systems market, which is the fixed point-to-multipoint market in radio frequencies below 6.0GHz. Each of the Company’s fixed wireless access systems utilizes digital wireless techniques, which provide wide area coverage, security and resistance to fading. The Company’s systems can be deployed rapidly and cost effectively, providing an attractive alternative or complement to traditional copper wire, cable, or fiber-optic communications access networks. The Company’s products also include software tools that optimize geographic coverage of the Company’s systems and provide ongoing network management. To facilitate the deployment and operation of the Company’s systems, the Company also offers network installation, training and support services. The Company’s BWA systems have been installed by more than 160 network operators in more than 60 countries and are being tested by numerous other service providers.

The Company’s products were developed and sold originally to provide wireless voice connections between network operators and their end customers. Product enhancements introduced in 1998 enabled the Company to offer both voice and data connectivity over a single wireless link. The Company has continued to develop the capabilities and features of the original products, and today the Company sells them as the AS4000 and AS4020 products, in systems capable of delivering high-capacity broadband data with carrier-quality voice connections to operators globally.

In October 2002, the Company strengthened its position in the BWA equipment market with the acquisition of the WipLL (Wireless Internet Protocol in the Local Loop) business from Marconi pursuant to a stock purchase agreement, and renamed the business Airspan Networks (Israel) Limited (“Airspan Israel”). The products and services produced by Airspan Israel enable operators in licensed and unlicensed wireless bands to offer high-speed, low cost, wireless broadband connections for data and voice over IP. The Company acquired all of the issued and outstanding capital stock and debt of Marconi WipLL in exchange for $3 million of cash.

In October 2003, the Company released its AS4030 and AS3030 product range of Airspan branded high-end point-to-multipoint and point-to-point products suitable for operators wishing to deliver service offerings to medium and large businesses and multi-tenant dwellings that require considerable bandwidth for their end users. These products, based on 802.16 Orthogonal Frequency Division Multiplexing (“OFDM”) technology, can also be used for a wide range of backhaul applications.

On December 23, 2003, the Company completed an agreement with Nortel Networks to acquire the fixed wireless access business of Nortel Networks known as “Proximity” in accordance with the terms and conditions of a contemporaneously executed and delivered Purchase and Sale Agreement. The final purchase price of approximately $13.1 million was offset at closing against customer prepayments totaling approximately $14.9 million transferred to the Company as part of the transaction. The Company assumed the product supply obligations associated with the customer prepayments and certain other liabilities and obligations of Nortel Networks relating to the Proximity business. As part of the transaction, the Company acquired inventory relating to the Proximity business as well as existing assets associated with the manufacture, development and support of the Proximity product line. In addition, the Company agreed to hire Nortel Networks’ workforce directly employed in the Proximity business, which at closing totaled 26 persons who are located in Maidenhead, England and Sunrise, Florida. The Company also assumed Nortel Networks’ then current manufacturing obligations for the assembly and final testing of Proximity products. The acquired Proximity products and services provide carrier class circuit switched voice and data, based on a Time Division Multiple Access technology.

The Company’s corporate headquarters are located in Boca Raton, Florida. The Company’s primary operations, manufacturing and product development centers are located in Uxbridge, U.K., and Airport City, Israel. The Company’s telephone number in Boca Raton is (561) 893-8670. Further contact details and the location of all Airspan’s worldwide offices may be found at www.airspan.com.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of the Common Stock primarily for additional working capital and other general corporate purposes, including capital expenditures. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. While we have no specific plans for any remaining proceeds, we may also use a portion of the net proceeds to acquire businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments to do so as of the date of this Prospectus.

PLAN OF DISTRIBUTION

We may sell shares of our Common Stock, in or outside of the United States, in one or more of the following ways, or through a combination of these methods, from time to time:

•	through agents to the public or to investors;

•	to or through underwriters for resale to the public or to investors; and/or

•	directly to investors.

If the shares are offered in a manner other than as described in the section below entitled “Engagement of Solicitation Agent”, the Company will file a prospectus supplement that will contain specific information relating to the terms of the offering, including:

•	the name or names of any underwriters or agents;

•	the proposed purchase price of the Common Stock;

•	our projected net proceeds from the sale of the Common Stock;

•	any over-allotment options under which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ and underwriters’ compensation; and

•	the initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers.

By Underwriters

If underwriters are used in the sale, the shares of Common Stock will be acquired by the underwriters for their own account. Underwriters may offer the Common Stock directly or through underwriting syndicates represented by one or more managing underwriters. The underwriters may resell the Common Stock in one or more transactions, including negotiated transactions, at a fixed public offering price, which may be changed, or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the shares of Common Stock will be subject to certain conditions set forth in the applicable underwriting agreement. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The applicable prospectus supplement will contain more information about the underwriter, including the name of the underwriter and the terms of our agreement with them.

By Dealers

If dealers are used in the sale, unless otherwise specified in the applicable prospectus supplement, we will sell the shares of Common Stock to the dealers as principals. The dealers may then resell the Common Stock to the public at varying prices to be determined by the dealers at the time of resale. The applicable prospectus supplement will contain more information about the dealers, including the names of the dealers and the terms of our agreement with them.

By Agents and Direct Sales

We may sell the shares of Common Stock directly to the public, without the use of underwriters, dealers or agents. We may also designate agents who agree to solicit purchases for the period of their appointment or to sell securities on a continuing basis. The applicable prospectus supplement will contain more information about the agents, including the names of the agents and any commission we agree to pay the agents.

General Information

Underwriters, dealers and agents that participate in the distribution of the Common Stock may be deemed underwriters as defined in the Securities Act of 1933, and any discounts or commissions we pay to them and any profit made by them on the resale of the Common Stock may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation from us will be described in the applicable prospectus supplement.

We may agree with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

Underwriters, dealers and agents may be customers of, engage in transactions with or perform services for, us in the ordinary course of their businesses.

Engagement of Solicitation Agent

On September 17, 2004, we engaged Oppenheimer & Co. Inc. to serve as our exclusive solicitation agent for the sale of the shares through one or more block trade to one or more institutional investors. This engagement can be terminated by either party at any time. The selection of each of the prospective investors will be at the discretion of Oppenheimer We have retained the right to determine the terms and conditions upon which shares of Common Stock will be sold. As compensation for the services to be rendered by Oppenheimer, we have agreed to pay Oppenheimer a commission equivalent to the product of: (i) five cents and (ii) the number of the shares of Common Stock sold to investors during the term of this engagement. We are not aware of any material relationships between Oppenheimer and the Company, our officers, directors, principal stockholders, finders or promoters.

RISK FACTORS

Investing in our Common Stock involves risk. Please see the risk factors described below and described in the prospectus supplement that accompanies this prospectus and in our periodic reports that we file with the SEC and incorporate by reference in this prospectus. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus.

If we continue to incur substantial losses and negative operating cash flows, we may not succeed in achieving or maintaining profitability in the future.

We have incurred net losses since we became an independent company, and as of December 31, 2003 we had an accumulated deficit of $167 million. We anticipate that we will continue to experience negative cash flows over the next 12 months. Our operating losses have been due in part to the commitment of significant resources to our research and development and sales and marketing organizations. We expect to continue to devote resources to these areas and, as a result, we will need to continue increasing our quarterly revenues to achieve and maintain profitability. We cannot be certain that we will achieve sufficient revenues for profitability. If we do achieve profitability, we cannot be certain that we can sustain or increase profitability on a quarterly or annual basis in the future.

The slowdown in expenditures by communications service providers has had, and could continue to have a negative impact on our results of operations.

The deterioration of the global economy over the past four years has resulted in a curtailment of capital investment by telecommunications carriers and service providers. Many new and small service providers and wireless companies have failed, and existing service providers have been reducing or delaying expenditures on new equipment and applications. We believe it is possible that this slow down could continue for the foreseeable future. A further global long-term decline in capital expenditures may reduce our sales, increase the need for inventory write-offs and could result in downward pressure on the price of our products, all of which would have a material adverse effect on our results of operations and stock price.

Since we have a limited operating history and a significant percentage of our expenses are fixed and do not vary with revenues, our quarterly operating results are volatile and difficult to predict, and our stock price could decline.

We believe that period-to-period comparisons of our operating results are not necessarily meaningful. Since our customers are not typically required to purchase a specific number of our products in any given quarter, we may not be able to accurately forecast our quarterly revenues. Revenues are further affected if major deployments of our products do not occur in any particular quarter as we anticipate and/or our customers delay shipments or payments due to their inability to obtain licenses or for other reasons. As a result, our quarterly operating results have fluctuated in the past and will likely vary in the future. This could cause the market price of our common stock to decline. Other factors that may affect our quarterly operating results and our stock price include the loss of a major customer, our ability to react quickly to new competing technologies, products and services which may cause us to otherwise lose our customers, or if our suppliers and manufacturers are not able to fulfill our orders as a result of a shortage of key components that leads to a delay in shipping our products. We incur expenses in significant part based on our expectations of future revenue, and we expect our operating expense, in particular salaries and lease payments, to be relatively fixed in the short run. Accordingly, any unanticipated decline in revenue for a particular quarter could have an immediate negative effect on results for that quarter, possibly resulting in a change in financial estimates or investment recommendations by securities analysts, which could result in a fall in our stock price. You should not rely on the results of any one quarter as an indication of future performance.

Competition from alternative communications systems, as well as larger, better-capitalized or emerging competitors for our products, could result in price reductions, reduced gross margins and loss of market share.

We compete in a relatively new, rapidly evolving and highly competitive and fragmented market. We compete with companies that are producing fixed wireless communications systems, satellite access systems, cable access systems and other new entrants to this industry, as well as traditional communications companies.

Competitors vary in size and scope, in terms of products and services offered. With respect to the wireless solutions we offer to serve in licensed and unlicensed frequencies, we believe we compete directly with Alvarion and SR Telecom, with a number of smaller start-up companies and with the divisions of a number of institutional telecommunication equipment companies. We also believe we compete indirectly with a number of large telecommunication equipment suppliers such as Motorola and Harris. In addition, our technology competes with other high-speed solutions, such as wired DSL, cable modems and high-speed leased lines, and occasionally fiber optic cable and satellite technologies. The performance and coverage area of our wireless systems are dependent on some factors that are outside of our control, including features of the environment in which the systems are deployed such as the amount of clutter (natural terrain features and man-made obstructions) and the radio frequency available. Any inability to overcome these obstacles may make our technology less competitive in comparison with other technologies and make other technologies less expensive or more suitable. Our business may also compete in the future with products and services based on other wireless technologies and other technologies that have yet to be developed.

Many of our competitors are substantially larger than we are and have significantly greater financial, sales and marketing, technical, manufacturing and other resources and more established distribution channels. These competitors may be able to respond more rapidly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion, sale and financing of their products than we can. Furthermore, some of our competitors have made or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties to increase their ability to gain customer market share rapidly. These competitors may enter our existing or future markets with systems that may be less expensive, provide higher performance or contain additional features.

We expect our competitors to continue to improve the performance of their current products and to introduce new products or new technologies that may supplant or provide lower-cost alternatives to our systems. This or other factors may result in changes in the market valuations of our competitors, which have been volatile recently, and could cause our stock price to fall. To remain competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be certain that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive.

If our stock price falls below $1.00 per share, our common stock may be de-listed from the Nasdaq National Market.

The National Association of Securities Dealers, Inc. has established certain standards for the continued listing of a security on the Nasdaq National Market. These standards require, among other things, that the minimum bid price for a listed security be at least $1.00 per share. Under Nasdaq’s listing maintenance standards, if the closing bid price of our common stock remains below $1.00 per share for 30 consecutive trading days, Nasdaq will issue a deficiency notice to us. If the closing bid price subsequently does not reach $1.00 per share or higher for a minimum of ten consecutive trading days during the 180 calendar days following the issuance of the deficiency notice from Nasdaq, Nasdaq may de-list our common stock from trading on the Nasdaq National Market.

If our common stock is to be de-listed from the Nasdaq National Market, we may apply to have our common stock listed on the Nasdaq SmallCap Market. In the event that such application is accepted, of which there can be no assurance, we anticipate the change in listings may result in a reduction in some or all of the following, each of which could have a material adverse effect on our investors:

•	the liquidity of our common stock;

•	the market price of our common stock;

•	the number of institutional investors that will consider investing in our common stock;

•	the number of investors in general that will consider investing in our common stock;

•	the number of market makers in our common stock;

•	the availability of information concerning the trading prices and volume of our common stock;

•	the number of broker-dealers willing to execute trades in shares of our common stock; and

•	our ability to obtain financing for the continuation of our operations.

Should our application to the Nasdaq SmallCap Market be rejected or if we fail to continue to satisfy the Nasdaq SmallCap Market’s continued listing requirements, our common stock could be delisted entirely or relegated to trading on the over-the-counter-market.

Our customer contracts vary widely in terms and duration, with a many of our customers executing only short-term purchase orders, and allow our customers to terminate without significant penalties.

Our contracts and purchase orders are separately negotiated with each of our customers and the terms vary widely. A majority of our customers may only execute short-term purchase orders for a single or a few systems at one time instead of long-term contracts for large-scale deployment of our systems. These contracts and purchase orders do not ensure that they will purchase any additional products beyond that specifically listed in the order.

Moreover, since we believe that these purchase orders may represent the early portion of longer-term customer programs, we expend significant financial, personnel and operational resources to fulfill these orders. If our customers fail to purchase additional products to fulfill their programs as we expect, we may be unable to recover the costs we incur and our business could suffer.

In addition, our contracts are generally non-exclusive and contain provisions allowing our customers to terminate the agreement without significant penalties. Our contracts also may specify the achievement of shipment, delivery and installation commitments. If we fail to meet these commitments or negotiate extensions in a timely manner, our customers may choose to terminate their contracts with us or impose monetary penalties.

Changes in telecommunications regulation or delays in receiving licenses could adversely affect many of our customers and may lead to lower sales.

Many of our customers are subject to extensive regulation as communications service providers. Changes in legislation or regulation that adversely affect those existing and potential customers could lead them to spend less, or delay or cancel expenditures, on communications access systems, which would harm our business. In the past, we have suffered the postponement of anticipated customer orders because of regulatory issues. The resolution of those issues can be lengthy and the outcome can be unpredictable. We have also received orders in the past from customers that were contingent upon their receipt of licenses from regulators, the timing of which were uncertain. The receipt of licenses by our customers may occur a year or more after they initially seek those licenses, or even after they place orders with us.

At present there are few laws or regulations that specifically address our business of providing communications access equipment. However, future regulation may include access or settlement charges or tariffs that could impose economic burdens on our customers and us. We are unable to predict the impact, if any, that future legislation, judicial decisions or regulations will have on our business.

Our sales cycle is typically long and unpredictable, making it difficult to accurately predict inventory requirements, forecast revenues and control expenses.

Typically our sales cycle can range from one month to two years and varies by customer. The length of the sales cycle with a particular customer may be influenced by a number of factors, including the:

•	particular communications market that the customer serves;

•	testing requirements imposed by the customer on our systems;

•	customer’s experience with sophisticated communications equipment including fixed wireless technology; and

•	the cost of purchasing our systems, including the cost of converting to our products from previously-installed equipment, which may be significant.

Before we receive orders, our customers typically test and evaluate our products for a period that can range from a month to more than a year. In addition, the emerging and evolving nature of the communication access market may cause prospective customers to delay their purchase decisions as they evaluate new technologies or competing technologies or, wait for new products or technologies to come to market. As the average order size for our products increases, our customers’ processes for approving purchases may become more complex, leading to a longer sales cycle. We expect that our sales cycle will continue to be long and unpredictable. Accordingly it is difficult for us to anticipate the quarter in which particular sales may occur, to determine product shipment schedules and to provide our manufacturers and suppliers with accurate lead-time to ensure that they have sufficient inventory on hand to meet our orders. In addition, our sales cycle impairs our ability to forecast revenues and control expenses.

Our sales in Asia, Latin America and Africa may be difficult and costly as a result of the political, economic and regulatory risks in those regions.

Sales to customers based outside the U.S. have historically accounted for a substantial majority of our revenues. In 2003, our international sales (sales to customers located outside the U.S. which includes a small percentage of U.S. customers where the final destination of the equipment is not the U.S.) accounted for 97% of our total revenue, with sales to customers in Asia Pacific, particularly New Zealand, accounting for 36%, and sales to customers in Africa,

Europe and Latin America accounting for 27% 19% and 15%, respectively, of total revenue. As a result of our acquisition of the Proximity business, we anticipate that our percentage of sales to customers in Latin America will materially increase. Sales in Asia, Latin America and Africa in particular expose us to risks associated with international operations including:

•	longer payment cycles and customers seeking extended payment terms, particularly since our customers in Asia and Latin America have difficulty borrowing money or receiving lines of credit, especially if there is political and economic turmoil in their countries;

•	tariffs, duties, price controls or other restrictions on foreign currencies or trade barriers imposed by foreign countries may have made or may make our systems expensive and uncompetitive for local operators;

•	import or export licensing or product-certification requirements;

•	unexpected changes in regulatory requirements and delays in receiving licenses to operate;

•	political and economic instability, including the impact of economic recessions;

•	our reluctance to staff and manage foreign operations as a result of political unrest even though we have business opportunities in a country; and

•	limited ability to enforce agreements in regions where the judicial systems may be less developed.

Our operations in Israel may be disrupted by political and military tensions in Israel and the Middle East.

We conduct various activities related to the WipLL product in Israel, including: research and development; design; raw material procurement; and manufacturing through a manufacturing sub contractor based in Israel. Our operations could be negatively affected by the political and military tensions in Israel and the Middle East. Israel has been involved in a number of armed conflicts with its neighbors since 1948 and a state of hostility, varying in degree and intensity, has led to security and economic problems in Israel. Since September 2000, a continuous armed conflict with the Palestinian Authority has been taking place. While these conflicts have had no material adverse effect on our operations in the past, conditions in Israel could in the future disrupt our development, manufacture or distribution of WipLL products.

We may not be able to expand our sales and distribution capabilities, including establishing relationships with international distributors, which would harm our ability to generate revenue.

We believe that our future success depends upon our ability to expand our direct and indirect sales operations, including establishing relationships with international distributors. While we have been at times successful in signing country-specific OEM agreements with major suppliers such as Siemens and L.M. Ericsson, we cannot be certain that we will be successful in maintaining or expanding these agreements.

We are dependent on our lines of fixed wireless communications systems and our future revenue depends on their commercial success and our ability to adapt to evolving industry standards and new technologies.

The market for communications systems has been characterized by rapid technological developments and evolving industry standards. Our ability to increase revenue in the future depends on the commercial success of our lines of fixed wireless communications systems and our ability to adapt to changing technologies, industry standards and customer preferences in a timely and cost-effective manner. To date we have been marketing AS4000, AS4020 and WipLL products. Additionally we acquired the Proximity product line from Nortel in December 2003. Along with software tools, network management systems and planning and configuration tools, these are the only products we have shipped to customers, and we expect that revenue from these products will account for substantially all of our revenue for the foreseeable future. As indicated earlier, we anticipate introducing a number of new products and/or product enhancements in 2004. In developing these various products and enhancements, we made assumptions about the standards that may become adopted and potential demand for such products. If our assumptions are incorrect and products based on new or alternative technologies are introduced, or new industry standards emerge, our products could be rendered obsolete. We cannot assure you that we will be successful in developing enhancements to existing products or new products to meet evolving standards in the future.

In addition, because the market for fixed wireless communications is in an early stage of development, we cannot assess the size of the market accurately, and we have limited insight into trends that may emerge and affect our business. For example, we may have difficulty in predicting customer needs, developing products that could address those needs and establishing a distribution strategy for those products.

Our dependence on key suppliers and contract manufacturers may result in product delivery delays if they do not have components in stock or terminate their non-exclusive arrangements with us.

Some of the key components of our products are purchased from single vendors, including printed circuit boards from Solectron and electronic connector panels from Sanmina (Ireland) Limited, for which alternative sources are generally not readily available. If our vendors fail to supply us with components because they do not have them in stock when we need them, or if they reduce or eliminate their manufacturing capacity for these components or if they enter into exclusive relationships with other parties which prevent them from selling to us, we could experience significant delays in shipping our products while we seek other supply sources, which may result in our customers claiming damages for delays. At times we have been forced to purchase these components from distributors instead of from the manufacturers, which has significantly increased our costs. We do not have long-term contracts with all of these suppliers. Instead, we execute purchase orders approximately three to six months in advance of when we believe we may need the components. These purchase orders are non-exclusive, and we are generally not required to purchase any minimum volume of components from any of these suppliers. In those instances in which we do not have a long-term contract with a supplier, the supplier may terminate our relationship upon six months’ prior notice.

In addition, we generally outsource our manufacturing processes to subcontractors who rely on our forecasts of future orders to make purchasing and manufacturing decisions. We provide them with forecasts on a regular basis. If a forecast turns out to be inaccurate, it may lead either to excess inventory that would increase our costs or a shortage of components that would delay shipments of our systems. Our contracts with our manufacturing subcontractors are non-exclusive and may be terminated with limited notice (four to six months) by either party without significant penalty. Other than agreeing to purchase the materials we request in the forecasts, we do not have any agreements with them to purchase any minimum volume.

We currently secure Proximity products under agreements with Nortel Networks. We believe that Nortel Networks has manufacturing contracts with Solectron that are comparable to our manufacturing contracts with Solectron. Accordingly, we believe our Proximity products are subject to manufacturing and supply risks comparable to our other products.

We currently depend on Nortel Networks for product supply and transition services with regards to the Proximity business. An estrangement in our relationship with Nortel Networks could negatively impact us.

In connection with our acquisition of the Proximity Business, we have entered into a number of agreements with Nortel under which Nortel has agreed to assist us transition into the operation of the Proximity business. Among other things, we are currently outsourcing our manufacturing processes with respect to the Proximity subscriber terminal products to Nortel who is in turn outsourcing the manufacturing process to Solectron. In the event the supply agreement with Nortel is terminated or expires, there can be no assurance that we will be able to enter into a manufacturing contract with Solectron or another contract manufacturer on acceptable terms or at all. Under the terms of supply, Nortel’s liability is limited to the amount of any actual direct damages up to the charges for the Proximity Products that are the subject of the claim. In addition, our sole remedy against Nortel in the event any action is brought as a result of Nortel’s actions or omissions in failing to provide the services contemplated pursuant to the Manufacturing Agreements (i) to demand that Nortel provide such service or (ii) if such service cannot be provided, demand that Nortel reimburse us for any payment we have made for defective services.

We currently depend on a few key customers for substantially all of our sales. A loss of one or more of those customers could cause a significant decrease in our net revenue.

We currently derive, and expect to continue to derive, a substantial percentage of our net sales from fewer than ten customers. In fiscal 2003, BCL, New Zealand, accounted for approximately 18% of our annual revenue and was the only customer that individually accounted for more than 10% of our annual revenue. Nonetheless, in fiscal 2003 61% of our revenue was derived from our top ten customers. Moreover, we anticipate that in fiscal 2004 one customer, Axtel, could account for greater than 50% of our projected annual revenue. We believe that there are certain economies of scale inherent in our industry. Accordingly, the loss of Axtel as a customer or the loss of any large percentage of our supply contracts could negatively impact our gross profit margins, our net profitability and efforts to preserve cash resources. Axtel has the right to terminate the Axtel supply agreement if we fail to comply with the terms and conditions of the agreement and such breach is not cured. For instance, if we fail to meet delivery schedules or if we fail to deliver products and services that meet the contract specifications, Axtel may claim we breached the agreement. Even if such failures are solely attributable to the acts or failures to act of third parties, including Nortel, Axtel may have the right to terminate the agreement. Additionally, Axtel itself is a new company, having only been formed in 1998, and is subject to its own competitive pressures and operating constraints in the Mexican economy. If Axtel should fail for any reason, or fail to have access to debt and equity markets for liquidity, it may not be able to honor its purchase commitments under our supply agreement. A small number of our customers are affiliated in that they have cross investments in each other, which means we may lose more than one customer at once if one party decides to discontinue deploying our equipment. The amount of revenue we derive from a specific customer is likely to vary from period to period, and a major customer in one period may not produce significant additional revenue in a subsequent period. We anticipate that our operating results will continue to depend on sales to a small number of key customers in the foreseeable future. In general, our contracts with our customers involve major deployments that require several months to fulfill, so our results may depend on the same major customers for consecutive quarters. Once a contract is fulfilled, we cannot assure you that the customer will continue to purchase upgrades or services from us, or possibly new products. It is necessary therefore for us to continually seek new customers in order to increase our revenue. To the extent that any major customer terminates its relationship with us, our revenues could decline significantly.

If we lose Eric Stonestrom or any of our other executive officers, we may encounter difficulty replacing their expertise, which could impair our ability to implement our business plan successfully.

We believe that our ability to implement our business strategy and our future success depends on the continued employment of our senior management team, in particular our president and chief executive officer, Eric Stonestrom. Our senior management team, who have extensive experience in our industry and are vital to maintaining some of our major customer relationships, may be difficult to replace. The loss of the technical knowledge and management and industry expertise of these key employees could make it difficult for us to execute our business plan effectively, could result in delays in new products being developed, lost customers and diversion of resources while we seek replacements.

If we are not able to implement a program to reduce costs over time, introduce new products or increase sales volume to respond to declines in the average selling prices of our products, our gross margin may decline.

We expect the average selling prices of our products to decline due to a number of factors, including competitive pricing pressures, rapid technological change and volume sales discounts. Accordingly, to maintain or increase our gross margin, we must develop and introduce new products or product enhancements with higher gross margins and implement cost reductions. If our average selling prices continue to decline and we are not able to maintain or increase our gross margin, our results of operations could be harmed.

We may not have adequate protection for our intellectual property, which may make it easier for others to misappropriate our technology and enable our competitors to sell competing products at lower prices and harm our business.

Our success depends in part on proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws and contractual restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, we cannot be certain that the steps we have taken will prevent misappropriation of our technology, and we may not be able to detect unauthorized use or take appropriate steps to enforce our intellectual property rights. The laws of some foreign countries, particularly in Asia, do not protect our proprietary rights to the same extent as the laws of the U.S. and the U.K., and we may encounter substantial infringement problems in those countries. In addition, we do not file for patent protection in every country where we conduct business. In instances where we have licensed intellectual property from third parties, we may have limited rights to institute actions against third parties for infringement of the licensed intellectual property or to defend any suit that challenges the validity of the licensed intellectual property. If we fail to adequately protect our intellectual property rights, or fail to do so under applicable law, it would be easier for our competitors to copy our products and sell competing products at lower prices, which would harm our business.

Our products may infringe on the intellectual property rights of third parties, which may result in lawsuits that could be costly to defend and prohibit us from selling our products.

Third parties could assert exclusive patent, copyright, trademark and other intellectual property infringement claims against the technologies that are important to us. If any inquiry from a third party relating to patents or trademarks leads to a proceeding against us and we are unable to defend ourselves successfully, our ability to sell our products may be adversely affected and our business would be harmed. In addition, third parties may assert claims, or initiate litigation against us, or our manufacturers, suppliers or customers with respect to existing or future products, trademarks or other proprietary rights. There is a substantial risk of litigation regarding intellectual property rights in our industry. Any claims against us, or customers that we indemnify against intellectual property claims, with or without merit, may:

•	be time-consuming, costly to defend and harm our reputation;

•	divert management’s attention and resources;

•	cause delays in the delivery of our products;

•	require the payment of monetary damages;

•	result in an injunction, which would prohibit us from using these technologies and require us to stop shipping our systems until they could be redesigned, if possible; and

•	require us to enter into license or royalty agreements, which may not be available on acceptable terms or require payment of substantial sums.

Since we incur most of our expenses and a portion of our cost of goods sold in foreign currencies, fluctuations in the values of foreign currencies could have a negative impact on our profitability.

Although 97% of our sales in 2003 and a majority of our cost of goods sold were denominated in U.S. dollars, we incur most of our operating expenses in British pounds and, to a lesser extent, Israeli shekels for the WipLL business. We expect these percentages to fluctuate over time. Fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations and our business and our currency hedging activities may not limit these risks. The value of foreign currencies may also make our products more expensive than local products.

A material defect in our products that either delays the commencement of services or affects customer networks could seriously harm our credibility and our business, and we may not have sufficient insurance to cover any potential liability.

Fixed wireless devices are highly complex and frequently contain undetected software or hardware errors when first introduced or as new versions are released. We have detected and are likely to continue to detect errors and product defects in connection with new product releases and product upgrades. In the past, some of our products have contained defects that delayed the commencement of service by our customers.

If our hardware or software contains undetected errors, we could experience:

•	delayed or lost revenues and reduced market share due to adverse customer reactions;

•	higher costs and expenses due to the need to provide additional products and services to a customer at a reduced charge or at no charge;

•	claims for substantial damages against us, regardless of our responsibility for any failure, which may lead to increased insurance costs;

•	negative publicity regarding us and our products, which could adversely affect our ability to attract new customers; and

•	diversion of management and development time and resources.

Our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims or our insurer may disclaim coverage as to any future claim. The successful assertion of any large claim against us could adversely affect our business.

We have recently acquired Nortel Network’s fixed wireless access business and are subject to certain risks related to such acquisition.

Many of our financial projections, including our projections relating to revenues, expenses and cash usage, are highly dependent upon our information and assumptions relating to the Proximity business. Relatively small differences between our projections and our actual experiences with the Proximity business may have a material impact on our business. We have limited experience acquiring other companies and, despite our due diligence efforts, may not know all the material risks associated with Nortel Network’s fixed wireless access business (“Proximity”). We expect to expend considerable time and resources to integrate Proximity with our existing business. If we later discover that Proximity products and services do not perform as anticipated, that existing Proximity customers are dissatisfied with Proximity products, or that our right or ability to manufacture, market, or service Proximity products is less than anticipated, we could be negatively affected. Similarly, in connection with our acquisition of the Proximity business, we acquired all of Nortel Network’s existing sales contracts and assumed all of Nortel Network’s current manufacturing obligations for the assembly and testing of Proximity products and Nortel Network’s existing service, warranty and other contractual obligations to 15 operators. We could be adversely affected if our projections related to the revenues and expenses related to such rights and obligations prove to be incorrect.

Our failure to manage future acquisitions and joint ventures effectively may divert management attention from our core business and cause us to incur additional debt, liabilities, or costs.

Our strategy of expanding our business through, among other things, acquisitions of other businesses and technologies and joint ventures presents special risks. We expect to continue to expand our business in certain areas through the acquisition of businesses, technologies, products, and/or services from other businesses that may complement our product and service offerings. We also may consider joint ventures and other collaborative projects. However, we may not be able to:

•	identify appropriate acquisition or joint venture candidates;

•	successfully negotiate, finance, or integrate any businesses, products, or technologies that we acquire; and/or

•	successfully manage any joint venture or collaboration.

Furthermore, the integration of any acquisition or joint venture may divert management attention in connection with both negotiating the acquisitions and integrating the acquired assets. In addition, any acquisition may strain managerial and operational resources as management tries to oversee larger operations. We also face exposure to unforeseen liabilities of acquired companies and run the increased risk of costly and time-consuming litigation, including stockholder lawsuits. Moreover, in connection with any acquisition or joint venture, we may issue securities that are superior to the right of holders of our common stock, or which may have a dilutive effect on the common stockholders and/or we may incur additional debt. If we fail to manage these acquisitions or joint ventures effectively, we may incur debts or other liabilities or costs that could harm our operating results or conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This prospectus, any prospectus supplement and the documents we incorporate by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this prospectus or in any prospectus supplement or incorporated by reference in this prospectus, including statements regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, may be deemed to be forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. These important factors include the factors that we identify in the documents we incorporate by reference in this prospectus, particularly the factors referenced under the heading “Risk Factors.” You should read these factors and other cautionary statements made in this prospectus and in the documents we incorporate by reference as being applicable to all related forward-looking statements wherever they appear in the prospectus, in any prospectus supplement and in the documents we incorporate by reference in this prospectus. We do not assume any obligation to update any forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet on our website at www.airspan.com. This information can also be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. You may obtain information about the public reference facilities by calling the SEC at (800) SEC-0330. In addition, the SEC maintains a web site www.sec.gov that contains the reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including the Company.

Our Common Stock is traded on the Nasdaq National Market under the symbol “AIRN,” and you may inspect copies of any documents we file with the SEC at the offices of The National Association of Securities Dealers, Inc. located at 1735 K Street, NW, Washington, DC 20006.

The SEC allows us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2003, as filed with the SEC on March 30, 2004;

(2) Our Quarterly Reports on Form 10-Q for the quarters ended April 4, 2004 and July 4, 2004, as filed with the SEC on May 19, 2004 and August 18, 2004, respectively; and

(3) A description of our Common Stock contained in our registration statement on Form S-1 filed with the SEC on July 18, 2000.

Certain Current Reports on Form 8-K dated both prior to and after the date of this prospectus are or will be furnished to the SEC and shall not be deemed “filed” with the Securities and Exchange Commission and will not be incorporated by reference into this prospectus. However, all other reports and documents filed by us after the date of this prospectus under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of the Common Stock covered by this prospectus are also incorporated by reference in this prospectus and are considered to be part of this prospectus from the date those documents are filed.

You may request a copy of this prospectus and any document incorporated by reference herein at no cost, by writing, calling or e-mailing us at the following address:

Airspan Networks, Inc.

777 Yamato Road, Suite 105

Boca Raton, FL 33431

Attention: Chief Financial Officer

Telephone: (561) 893-8670

Email: paronstam@airspan.com

You should rely only on the information contained or incorporated by reference in this prospectus and the applicable prospectus supplement. We have not authorized anyone else to provide you with different information

LEGAL MATTERS

Legal matters with respect to the Common Stock offered by this prospectus will be passed upon for us by Hunton & Williams LLP. Hunton & Williams LLP does not beneficially own any shares of our Common Stock.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.